SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ____)

Limestone Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

53262L105
(CUSIP Number)

Kevin J. Kooman Patriot Financial Partners III, L.P. Four Radnor Corporate Center 100 Matsonford Road Suite 210 Radnor, Pennsylvania 19087 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild LLP 747 Constitution Drive Suite 100 Exton, PA 19341 (610) 458-6186

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 53262L105	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

CUSIP No. 53262L105	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

CUSIP No. 53262L105	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08% (1)
14	TYPE OF REPORTING PERSON CO

(1) This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

CUSIP No. 53262L105	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,542
	8	SHARED VOTING POWER 335,298
	9	SOLE DISPOSITIVE POWER 103,542
	10	SHARED DISPOSITIVE POWER 335,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.65% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

CUSIP No. 53262L105	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,298
	8	SHARED VOTING POWER 335,298
	9	SOLE DISPOSITIVE POWER 83,298
	10	SHARED DISPOSITIVE POWER 335,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

CUSIP No. 53262L105	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164
	8	SHARED VOTING POWER 335,298
	9	SOLE DISPOSITIVE POWER 1,164
	10	SHARED DISPOSITIVE POWER 335,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

CUSIP No. 53262L105	13D	Page 8 of 12 Pages

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, no par value (“Common Stock”), of Limestone Bancorp, Inc. (the “Issuer” or the “Company”), the holding company of Limestone Bank (the “Bank”).

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group III.” The Joint Filing Agreement of the members of the Patriot Financial Group III is filed as Exhibit 1 to this Schedule 13D.

(a)-(c) The following are members of the Patriot Financial Group III:

•	Patriot Financial Partners III, L.P., a Delaware limited partnership (“Patriot Fund III”);

•	Patriot Financial Partners GP III, L.P., a Delaware limited partnership and general partner of Patriot Fund III (“Patriot III GP”);

•	Patriot Financial Partners GP III, LLC, a Delaware limited liability company and general partner of Patriot III GP (“Patriot III LLC”); and

•	W. Kirk Wycoff, James J. Lynch and James F. Deutsch, each of whom serve as general partners of Patriot Fund III and Patriot III GP, are members of Patriot III LLC, and are members of the investment committee of Patriot Fund III.

Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Patriot Fund III. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot III GP. The principal employment of Messrs. Wycoff, Lynch and Deutsch is investment management with Patriot Fund III, Patriot III GP and Patriot III LLC.

The business address of each member of the Patriot Financial Group III is c/o Patriot Financial Partners III, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.

(d)           During the last five years, no member of the Patriot Financial Group III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group III has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each natural person who is a member of the Patriot Financial Group III is a citizen of the United States.

CUSIP No. 53262L105	13D	Page 9 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

As more fully described in Items 4 and 6 below, on March 30, 2018, Patriot Fund III entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company. Pursuant to the Purchase Agreement, Patriot Fund III acquired from the Company 150,000 shares of Common Stock and 1,000,000 shares of the Company’s non-voting common stock. Patriot Fund III used working capital for the purchase of such shares. The aggregate purchase price for the such shares was $14,950,000.00 (based on a per share purchase price of $13.00 per share).

Patriot Fund III used working capital to purchase additional shares of Common Stock from time to time.

All Common Stock and Non-Voting Common Stock acquired by Patriot Fund III from the Company are referred to herein as the “Purchased Shares”.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Purchased Shares were acquired for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group III has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by the Purchase Agreement and the applicable federal and state securities laws, Patriot Financial Group III may dispose of the Purchased Shares from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each member of the Patriot Financial Group III may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group III and/or investment considerations.

CUSIP No. 53262L105	13D	Page 10 of 12 Pages

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

					Sole Power to	Shared Power to
	Amount		Sole Power to	Shared Power	Dispose or to	Dispose or
	Beneficially	Percent of	Vote or Direct	to Vote or	Direct the	Direct the
Entity	Owned	Class (3)	the Vote	Direct the Vote	Disposition	Disposition
Patriot Fund III (1)	335,298	5.08%	0	335,298	0	335,298
Patriot III GP (2)	335,298	5.08%	0	335,298	0	335,298
Patriot III LLC (2)	335,298	5.08%	0	335,298	0	335,298
W. Kirk Wycoff (2)	438,840	6.65%	103,542	438,840	103,542	438,840
James J. Lynch (2)	418,596	6.35%	83,298	418,596	83,298	418,596
James F. Deutsch (2)	336,462	5.10%	1,164	336,462	1,164	336,462

(1)            Excludes 1,000,000 shares of Non-Voting Common Stock owned by Patriot Fund III.

(2)            Each of Patriot Fund III GP, Patriot III LLC, Mr. Wycoff, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the Common Stock owned by Patriot Fund III, except to the extent of its or his pecuniary interest therein.

(3)            This calculation is based on 6,594,499 shares of Common Stock, of the Company outstanding, as reported in the Company’s Current Report on Form 10-Q filed on April 29, 2021.

(c)  On June 10, 2021, Patriot Fund III purchased 232 shares at a price per share of $16.25. On June 18, 2021, Patriot Fund III purchased 20,000 shares at a price per share of $16.25. On June 25, 2021, Patriot Fund III purchased 7,392 shares at a price per share of $16.50. Except for the foregoing, no members of the Patriot Financial Group III had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days.

(d) Other than the Patriot Financial Group III, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference. The following description of certain agreements entered into by Patriot Fund III do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of such documents, which are included as exhibits hereto and are incorporated herein by reference.

Purchase Agreement

On March 30, 2018, Patriot Fund III entered into the Purchase Agreement with the Company f/k/a Porter Bancorp, Inc. The aggregate purchase price for the Purchased Shares was $14,950,000.00 (based on a per share purchase price of $13.00 per Purchased Share). In addition to provisions relating to the sale of common stock and non-voting common stock, the Purchase Agreement includes several continuing covenants made by the Company as well as customary representations, warranties, and indemnities. The Company granted Patriot Fund III  gross-up rights for a period not to exceed five years to maintain their relative ownership percentage with respect to public or non-public offerings of the Company’s common stock or any securities that are convertible into the Company’s common stock for so long as Patriot Fund III beneficially owns at least (i) 50% or more of all securities purchased under the Purchase Agreement, or (ii) 4.9% of the Company’s outstanding common stock. The gross-up rights are subject to exceptions for the issuance of securities (i) in connection with the Company’s employee stock incentive plans or (ii) as consideration in a merger, acquisition or similar transaction.

CUSIP No. 53262L105	13D	Page 11 of 12 Pages

The Purchase Agreement also grants Patriot Fund III the right to appoint a director to the Board of Directors of the Company for so long as Patriot Fund III beneficially owns (i) at least 50% or more of all the securities purchased under the Purchase Agreement or (ii) 4.9% of the Company’s outstanding shares of common stock.  Kevin J. Kooman currently serves on the Board of Directors and will continue in that capacity as Patriot Fund III’s representative for the foreseeable future.  The Purchase Agreement requires the Company to recommend to the shareholders the election of the Board of Directors representative of Patriot Fund III to the Board at all subsequent annual meetings of the Company, subject to all legal and governance requirements regarding service as a director of the Company and the reasonable approval of the Nominating and Governance Committee.  Patriot Fund III also has a right to have an observer attend meetings of the Company’s Board of Directors.

The Purchase Agreement is attached as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 30, 2018, and is incorporated herein by reference.

Pursuant to the Purchase Agreement, the Company has also entered into a VCOC letter with Patriot Fund III (found as Exhibit E to the Purchase Agreement) regarding certain information rights and Patriot Fund III’s right to consult with the Company so long as it (or its affiliates) own shares of the Company acquired under the Purchase Agreement.

Registration Rights Agreement

On March 30, 2018, the Company entered into the Registration Rights Agreement with Patriot Fund III, under which the Company granted Patriot Fund III demand registration rights after six months. The registrations rights are available for the common stock purchased under the Purchase Agreement and common stock issuable upon conversion of the Non-Voting Common stock purchased under the Purchase Agreement. The Company is required to maintain this registration statement continuously in effect until all such shares have been sold or become eligible for sale without restrictions under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The registration rights agreement permits up to three demand registrations and also grants piggyback registration rights, subject to certain exceptions. The holders of registrable securities must comply with certain standard provisions facilitating the filing and effectiveness of the registration statement as well. The Company may be required to pay monthly liquidated damages if it fails to comply with its demand registration obligations within the required timeframes for filing and obtaining effectiveness of a demand registration statement, or if the registration statement ceases to be effective or the holders of registrable securities are unable to utilize the prospectus therein to sell such securities. Unless the Company is permitted to postpone these deadlines or is entitled to a grace period under the registration rights agreement, the amount of the monthly liquidated damages is 0.5% of the aggregate purchase price paid to acquire registrable securities under the Purchase Agreement, and is capped at 3% of the purchase price.

The Registration Rights Agreement is attached as Exhibit 10.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 30, 2018, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of March 30, 2018, by and among Patriot Financial Partners III, L.P., Patriot Financial Partners GP III, L.P., Patriot Financial Partners GP III, LLC, W. Kirk Wycoff, James J. Lynch and James F. Deutsch.

CUSIP No. 53262L105	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	July 6, 2021

PATRIOT FINANCIAL PARTNERS III, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners III GP, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Financial Partners III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/James J. Lynch
James J. Lynch, a member

By:	/s/James F. Deutsch
James F. Deutsch, a member